Citigroup Center

153 East 53rd Street

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Andrew E. Nagel To Call Writer Directly: (212) 446-4973 anagel@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900 Dir. Fax: (212) 446-4900

May 8, 2007

By Electronic Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Michele Anderson
Ms. Cheryl Grant
Mr. Kyle Moffatt
Mr. Dean Suehiro

Re:	Citadel Broadcasting Corporation
Responses to Comments on Amendment No. 4 to
Registration Statement on Form S-4 filed on May 7, 2007
File No. 333-139577

Dear Ms. Anderson:

We are writing in response to certain oral comments that the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission provided to us telephonically on May 7, 2007 regarding Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-4 (File No. 333-139577) (“Registration Statement”) of Citadel Broadcasting Corporation, a Delaware corporation (“Citadel”). The Registration Statement relates to, among other things, the merger of a subsidiary of The Walt Disney Company, a Delaware corporation (“Disney”), with a subsidiary of Citadel.

Set forth below is a paraphrase of each of the comments of the Staff, together with responses thereto by Citadel. Except as expressly noted to the contrary, all references to page numbers in the responses reflect re-pagination in Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which Citadel has filed with the Commission contemporaneously with the transmission of this letter. Concurrently herewith we are providing to you under separate cover copies of Amendment No. 5 marked to show the changes made from Amendment No. 4.

As further discussed with the Staff in our May 7, 2007 discussion, concurrently with the filing of Amendment No. 5, Citadel has filed with the Staff a request to accelerate the effective date of the Registration Statement to 12 p.m. Eastern Daylight Time today. Likewise, ABC Radio Holdings has filed with the Staff a request to accelerate the effective date of its registration statement on Form 10 (File No. 000-52627) to 12 p.m. Eastern Daylight Time today.

Chicago	Hong Kong	London	Los Angeles	Munich	San Francisco	Washington, D.C.

Securities and Exchange Commission

File No. 333-139577

May 8, 2007

The Staff orally advised us that Citadel’s and Disney’s letters to their respective stockholders should disclose the maximum number of shares of common stock that Citadel would issue to pre-merger ABC Radio Holdings stockholders in the merger. In addition, the Staff requested that Disney’s letter to its stockholders include the number of Citadel shares to be received for each share of Disney stock held on the record date, consistent with the disclosure and assumptions contained in the information statement/prospectus that is part of the Registration Statement.

In response to the Staff’s comment, both Citadel and Disney have revised their respective letters to their stockholders.

The Staff also asked that Citadel either expand its description of JPMorgan’s February 4, 2006 presentation or confirm that the analyses described in the text on page 127 of the information statement/prospectus included in Amendment No. 4 to the Registration Statement are not a material report, opinion or appraisal within the meaning of applicable commission rules.

For the reasons previously described to you in our May 7, 2007 discussion and our letters to the Staff dated February 14, 2007 and April 5, 2007, Citadel believes that the fairness opinion of JPMorgan with respect to the economic terms of the original merger agreement, which was delivered to the Citadel board on February 6, 2006, is the only “report, opinion or appraisal” within the meaning of Item 4(b) of Form S-4 “materially relating to the transaction” provided to the Citadel board of directors. Accordingly, Citadel confirms that the analyses contained in JPMorgan’s February 4, 2006 presentation, to the extent different from the analyses in the February 6, 2006 presentation, do not constitute material reports, opinions or appraisals.

The Staff orally advised us of certain requested modifications to the forms of opinions relating to tax matters of counsel to Citadel and Disney and requested a statement from our firm relating to our opinion previously filed as exhibit 5.1 to the Registration Statement.

In response to the Staff’s comment, Kirkland & Ellis LLP and Dewey Ballantine LLP have revised their respective opinions and consented to the inclusion of the opinions as so revised as exhibits 8.1 and 8.2 to Amendment No. 5, respectively.

In addition, per the Staff’s request during our May 7, 2007 discussion, we hereby confirm that any reference and limitation to the General Corporation Law of the State of Delaware in our opinion previously filed as exhibit 5.1 to the Registration Statement includes the statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting those laws.

Securities and Exchange Commission

File No. 333-139577

May 8, 2007

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me by phone at (212) 446-4973 or by facsimile at (212) 446-6460 or my colleague, Laura B. Mutterperl, by phone at (212) 446-4974 or by facsimile at (212) 446-6460.

Sincerely,

/s/ Andrew E. Nagel

Andrew E. Nagel

Enclosures

cc:	Jacquelyn J. Orr, Esq., Citadel Broadcasting Corporation
Alan N. Braverman, Esq., The Walt Disney Company
Morton A. Pierce, Esq., Dewey Ballantine LLP
M. Adel Aslani-Far, Esq., Dewey Ballantine LLP
Laura B. Mutterperl, Esq., Kirkland & Ellis LLP